AB 5/29

09041074

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-31173

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC Mail Processing Section
MAY 26 2009
Washington, DC
122

REPORT FOR THE PERIOD BEGINNING 04/01/08 (MM/DD/YY) AND ENDING 03/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Coordinated Capital Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

704 River Place Commerce Center III
(No. and Street)

Madison (City) WI (State) 53716 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mari Buechner 608-221-4545
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Virchow, Krause & Company, LLP
(Name – *if individual, state last, first, middle name*)

115 South 84th Street, Suite 400 (Address) Milwaukee (City) WI (State) 53214 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mari Buechner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Coordinated Capital Securities, Inc., as of March 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

NOTARY PUBLIC
STATE OF WISCONSIN
TRACY WILLIAMS

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

COORDINATED CAPITAL SECURITIES, INC.
(A Wholly-Owned Subsidiary of Coordinated Capital Holdings, Inc.)

TABLE OF CONTENTS

Virchow Krause & company

INDEPENDENT AUDITORS' REPORT

Board of Directors
Coordinated Capital Securities, Inc.
Madison, Wisconsin

We have audited the accompanying statement of financial condition of Coordinated Capital Securities, Inc. (a wholly-owned subsidiary of Coordinated Capital Holdings, Inc.) (the "Company") as of March 31, 2009 and the related statements of operations, stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Coordinated Capital Securities, Inc. as of March 31, 2009 and the results of its operations, changes in its stockholder's equity and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Virchow, Krause & Company, LLP

Milwaukee, Wisconsin
May 15, 2009

COORDINATED CAPITAL SECURITIES, INC.
(A Wholly-Owned Subsidiary of Coordinated Capital Holdings, Inc.)

STATEMENT OF FINANCIAL CONDITION
March 31, 2009

ASSETS

Cash and cash equivalents	$ 107,761
Commissions receivable	269,966
Marketable securities	142,674
Customer list	42,000
TOTAL ASSETS	$ 562,401

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES	
Commissions payable	$ 247,854
Total Liabilities	247,854
STOCKHOLDER'S EQUITY	
Common stock, $1 par value; 56,000 shares authorized; 6,000 shares issued and outstanding	6,000
Additional paid-in capital	244,476
Retained earnings	64,071
Total Stockholder's Equity	314,547
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 562,401

See accompanying notes to financial statements.

COORDINATED CAPITAL SECURITIES, INC.
(A Wholly-Owned Subsidiary of Coordinated Capital Holdings, Inc.)

STATEMENT OF OPERATIONS
Year Ended March 31, 2009

REVENUE	
Commissions	$ 5,735,994
Other income	439,265
Total revenue	6,175,259
OPERATING EXPENSES	
Commissions, other compensation and related benefits	4,719,129
Clearing and execution	144,902
Management fees	950,000
Other operating expenses	371,038
Total operating expenses	6,185,069
Operating Loss	(9,810)
OTHER EXPENSE	
Net realized losses on marketable securities	(59,647)
Loss Before Taxes	(69,457)
INCOME TAX EXPENSE	23,548
NET LOSS	$ (93,005)

See accompanying notes to financial statements.

COORDINATED CAPITAL SECURITIES, INC.
(A Wholly-Owned Subsidiary of Coordinated Capital Holdings, Inc.)

STATEMENT OF STOCKHOLDER'S EQUITY
Year Ended March 31, 2009

	Common Stock	Additional Paid-in Capital	Retained earnings	Total Stockholder's Equity
BALANCES, April 1, 2008	$ 6,000	$ 244,476	$ 157,076	$ 407,552
2009 net loss	-	-	(93,005)	(93,005)
BALANCES, March 31, 2009	$ 6,000	$ 244,476	$ 64,071	$ 314,547

See accompanying notes to financial statements.

COORDINATED CAPITAL SECURITIES, INC.
(A Wholly-Owned Subsidiary of Coordinated Capital Holdings, Inc.)

STATEMENT OF CASH FLOWS
Year Ended March 31, 2009

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (93,005)
Adjustments to reconcile net loss to net cash flows from operating activities	
Net unrealized losses on marketable securities	59,647
Changes in operating assets and liabilities	
Commissions receivable	167,966
Accounts payable	(4,493)
Commissions payable	(227,310)
Net Cash Flows used in Operating Activities	(97,195)
CASH FLOWS USED IN INVESTING ACTIVITIES	
Purchase of marketable securities	(120)
Net Cash Flows used in Investing Activities	(120)
Net Change in Cash and Cash Equivalents	(97,315)
CASH AND CASH EQUIVALENTS - Beginning of Year	205,076
CASH AND CASH EQUIVALENTS - END OF YEAR	$ 107,761
Supplemental cash flow disclosures	
Cash paid for income taxes	23,548

See accompanying notes to financial statements.

NOTE 1 - Summary of Significant Accounting Policies

Nature of Operations

Coordinated Capital Securities, Inc. is a Wisconsin corporation formed on December 8, 1982 for the purpose of conducting business as a broker-dealer in securities. The Company deals in mutual funds and variable annuity investments with investment companies throughout the United States on behalf of customers in Wisconsin. The Company provides discount brokerage services through its division, Coltrane Securities. The Company is a wholly-owned subsidiary of Coordinated Capital Holdings, Inc. (the "Parent").

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Marketable Securities

Marketable securities, primarily mutual funds, are stated at market value and and are classified as trading securities. Investment transactions are recorded on trade date. Realized gains and losses and changes in unrealized gain and losses on investments are recognized in the periods in which the securities are sold or the changes occur using the specific-identification method. Interest and dividends on securities are included in interest income when earned.

Reserves and Custody of Securities

For transactions in mutual fund shares and variable annuity products, the Company operates under the provisions of paragraph (k)(2)(i) of Rule 15c3-3 of the Securities and Exchange Commission. Among other items, (k)(2)(i) requires that the Company carry no margin accounts, that it promptly transmits all customers funds and securities and does not otherwise hold customer funds or securities or perform custodial services for customers, and that it effectuates all such transactions through a special bank account for the exclusive benefit of its customers.

With respect to all other securities transactions, the Company operates under the provisions of paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission. Essentially, the requirements of paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully-disclosed basis with a clearing broker-dealer and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

As a result of the above two paragraphs, the Company is exempt from the remaining provisions of Rule 15c3-3.

NOTE 1 - Summary of Significant Accounting Policies (cont.)

Commissions Receivable

The Company uses the allowance method to account for uncollectible commissions receivable. The Company estimates the allowance based on historical collection experience and a review of the current status of commissions receivable. As of March 31, 2009, no allowance for doubtful accounts is provided as all receivables are considered collectible.

Commission Revenue

The Company recognizes revenue at the time applications are completed and submitted. Transactions involving registered traded securities are processed through a clearing broker-dealer and commissions are recorded on a trade date basis.

Customer List

The customer list is carried at cost. Each year the Company reviews the list and writes off any accounts which are no longer active customers.

Income Taxes

The Company is included in the consolidated income tax return of the Parent. The Company pays the income taxes for which they are liable.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At March 31, 2009, the Company had net capital of $227,206 and a net capital requirement of $50,000. The Company's net capital ratio as of March 31, 2009 was 1.11 to 1.

NOTE 3 - Off Balance Sheet Risk

As discussed in Note 1, the Company's customer securities transactions are introduced on a fully disclosed basis with its clearing broker-dealer. The clearing broker-dealer is responsible for the execution, collection and payment of funds and, receipt and delivery of securities relative to customer transactions. Off-balance sheet risk exists with respect to these transactions due to the possibility that the customers may be unable to fulfill their contractual commitments, wherein the clearing broker-dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers.

NOTE 4 - Related Party Transactions

The Company is wholly owned by the Parent. Through common ownership/management, the Company is also affiliated with Coordinated Capital Consultants of Wisconsin, Inc., and Coordinated Partners, Inc. Coordinated Partners, Inc. is the general partner of several limited partnerships.

During the period ended March 31, 2009, the Company paid management fees of $950,000 to the Parent. Included in these fees were reimbursements for office space, administrative assistance, and other miscellaneous operating expenses.

NOTE 5 - Fair Value Measurements

Effective April 1, 2008, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 157, "Fair Value Measurements." This Standard establishes a single authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair value measurements.

One key component of the implementation of SFAS 157 included the development of a three-tier fair value hierarchy. The basis of the tiers is dependent upon the various "inputs" used to determine the value of the Company's investments. These inputs are summarized in the three broad levels listed below:

- Level 1 – quoted prices in active markets for identical assets
- Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayments speeds, credit risk, etc.)
- Level 3 – significant unobservable inputs (including the Company's own assumptions in determining the fair value of investments)

COORDINATED CAPITAL SECURITIES, INC.
(A Wholly-Owned Subsidiary of Coordinated Capital Holdings, Inc.)

NOTES TO FINANCIAL STATEMENTS
March 31, 2009

NOTE 5 - Fair Value Measurements (cont.)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

The following is a description of the valuation methodologies used by the Company for investments measured at fair value:

Marketable Securities. These securities are valued based on quoted prices in an active market, these securities are classified within Level 1 of the valuation hierarchy.

The following is a summary of the SFAS 157 valuation hierarchy used for the the Company's marketable securities as of December 31, 2008:

	Level 1	Level 2	Level 3	Total Carrying Value
Marketable Securities	$ 142,674	$ -	$ -	$ 142,674
	$ 142,674	$ -	$ -	$ 142,674

SUPPLEMENTAL INFORMATION

Virchow Krause & company

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTAL FINANCIAL INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934

Board of Directors
Coordinated Capital Securities, Inc.
Madison, Wisconsin

We have audited the accompanying financial statements of Coordinated Capital Securities, Inc. (a wholly-owned subsidiary of Coordinated Capital Holdings, Inc.) as of and for the year ended March 31, 2009, and have issued our report thereon dated May 15, 2009. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental financial information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subject to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Virchow, Krause & Company, LLP

Milwaukee, Wisconsin
May 15, 2009

COORDINATED CAPITAL SECURITIES, INC.
(A Wholly-Owned Subsidiary of Coordinated Capital Holdings, Inc.)

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
March 31, 2009

AGGREGATE INDEBTEDNESS	
Commission payable	$ 247,854
Total Aggregate Indebtedness	$ 247,854
Minimum required net capital (based on aggregate indebtedness)	$ 19,828
NET CAPITAL	
Stockholder's equity	$ 314,547
Deductions:	
Non-allowable commissions receivable	(27,640)
Haircuts on investments	(17,701)
Other long-term assets	(42,000)
Net Capital	227,206
Net capital requirement (Minimum)	50,000
Capital in excess of minimum requirement	$ 177,206
Ratio of aggregate indebtedness to net capital	1.11 to 1

There were no differences between the above calculation and the Company's calculation of net capital as reflected on the unaudited Form 17a-5, Part IIA.

Virchow Krause & company

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Board of Directors
Coordinated Capital Securities, Inc.
Milwaukee, Wisconsin

In planning and performing our audit of the financial statements of Coordinated Capital Securities, Inc. (the "Company"), as of and for the year ended March 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for limited purposes described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Virchow, Krause & Company LLP

Milwaukee, Wisconsin
May 15, 2009

COORDINATED CAPITAL SECURITIES, INC.

(A Wholly-Owned Subsidiary of
Coordinated Capital Holdings, Inc.)

Madison, Wisconsin

March 31, 2009

FINANCIAL STATEMENTS

Including Independent Auditors' Report